UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Unifi, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

904677 20 0
(CUSIP Number)

Charles F. McCoy c/o Unifi, Inc. 7201 W. Friendly Avenue Greensboro, North Carolina 27410 (336) 316-5660
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS. Kenneth G. Langone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 907,161
	8	SHARED VOTING POWER 105,000
	9	SOLE DISPOSITIVE POWER 907,161
	10	SHARED DISPOSITIVE POWER 105,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,012,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS. Invemed Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON BD

Item 1.      Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is the shares of common stock (the “Common Stock”), par value $0.10 per share, of Unifi, Inc., a New York corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 7201 W. Friendly Ave., Greensboro, NC, 27410-6237.

Item 2.      Identity and Background.

(a)           This Schedule 13D is being filed by Kenneth G. Langone (“Mr. Langone”), and Invemed Associates LLC, a New York limited liability company (“Invemed”) (sometimes hereinafter collectively referred to as the “Reporting Persons”).

The Reporting Persons are making this joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b)           The principal business address of the Reporting Persons is 375 Park Avenue, Suite 2205, New York, NY, 10152.

(c)           Mr. Langone’s principal occupation is as President and Chief Executive Officer of Invemed.  Invemed is a New York Stock Exchange member firm engaged primarily in the business of investment banking and brokerage services.

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)           During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Langone is a United States citizen.

Item 3.      Source and Amount of Funds or Other Consideration.

On October 12, 2012, Mr. Langone used personal funds to purchase 95,000 shares of Common Stock for an aggregate purchase price of $1,128,125 in a privately negotiated transaction.

Item 4.       Purpose of Transaction.

Mr. Langone purchased the 95,000 shares of Common Stock for investment purposes and intends to evaluate the performance of such securities as an investment in the ordinary course of business.  Except as provided above, neither Mr. Langone nor Invemed has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

(a)           Mr. Langone beneficially owns 1,012,161 shares of Common Stock, which ownership constitutes 5.0% beneficial ownership of the Common Stock of the Issuer as calculated pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended.  Invemed beneficially owns 100,000 shares of Common Stock, which ownership constitutes 0.5% beneficial ownership of the Common Stock of the Issuer.

(b)           Number of shares as to which each Reporting Person has:

Sole power to vote or to direct the vote:

The information in Row 7 of the Cover Pages is incorporated by reference herein.*

Shared power to vote or to direct the vote:

The information in Row 8 of the Cover Pages is incorporated by reference herein.**

Sole power to dispose or to direct the disposition of:

The information in Row 9 of the Cover Pages is incorporated by reference herein.*

Shared power to dispose or to direct the disposition of:

The information in Row 10 of the Cover Pages is incorporated by reference herein.**

* With respect to Mr. Langone: such amount includes 9,095 shares of Common Stock that Mr. Langone has the right to receive pursuant to restricted stock units that will automatically convert into shares of Common Stock following termination of services as director of the Issuer, 3,333 shares that Mr. Langone would have the right to purchase pursuant to stock options that could become exercisable within 60 days of the date hereof, provided that the closing price of the Common Stock as listed on the New York Stock Exchange shall be at least $24.00 per share for 30 consecutive days, and 3,333 shares that Mr. Langone would have the right to purchase pursuant to stock options that could become exercisable within 60 days of the date hereof, provided that the closing price of the Common Stock as listed on the New York Stock Exchange shall be at least $30.00 per share for 30 consecutive days.

** With respect to Mr. Langone, such amount includes 100,000 shares of Common Stock owned by Invemed, in which Mr. Langone owns an 81% interest, and 5,000 shares owned by Mr. Langone’s wife.

Mrs. Langone’s business address is 375 Park Avenue, Suite 2205, New York, NY, 10152.  Mrs. Langone’s principal occupation is as homemaker.  During the last five years, Mrs. Langone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Mrs. Langone has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mrs. Langone is a U.S. Citizen.

(c)           The information in Item 3 of this Schedule 13D is incorporated by reference herein.  Except as set forth therein, Mr. Langone, Mrs. Langone and Invemed have not effected any transactions in shares of Common Stock during the past 60 days.

(d)           Other than with respect to persons owning interests in Invemed (which interest does not relate to more than five percent of the shares of Common Stock), no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5.

(e)           Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Item 5 of this Schedule 13D is incorporated herein by reference. Other than as described in Item 5, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between any such person and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.      Material to Be Filed as Exhibits.

Exhibit	Description of Exhibit
1	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 22, 2012

/s/ KENNETH G. LANGONE
Kenneth G. Langone

INVEMED ASSOCIATES LLC

By: /s/ KENNETH G. LANGONE
Name: Kenneth G. Langone
Title: President and Chief Executive Officer